Annual General Meeting of the Shareholders of
Zi Corporation (“Zi”)

July 26, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 – continuous Disclosure Obligations, Section 11.3

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting and the outcome of the votes:

	Resolution	Outcome of	Votes For	Votes
		Vote		Withheld
1.	Ordinary resolution to elect as directors for the ensuing year the nominees as a group named in the management information circular	Approved	27,733,406	252,223
			(99.10%)	(0.90%)
2.	Ordinary resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors at a remuneration to be fixed by the directors	Approved	27,860,250	125,379
			(99.55%	(0.45%)
		Outcome of	Votes For	Votes
		Ballott		Against
3.	Results of the ballot for the ordinary resolution to approve, with or without variation, the revised stock incentive plan	Approved	25,127,227	5,953,823
			(80.84%)	(19.16%)

Zi Corporation

/s/ Blair Mullin

Blair Mullin
Chief Financial Officer